EX. 99.28(d)(16)(viii)

Amendment

to Amended and Restated

Investment Sub-Sub-Advisory Agreement By and Between

Invesco Advisers, Inc.

and Invesco Asset Management Ltd.

(as agreed to by JNL Series Trust)

This Amendment is made by and among Invesco Advisers, Inc., a Delaware corporation and registered investment adviser (“IA Inc.”), and Invesco Asset Management Ltd., a company incorporated in England and Wales, authorized by the Financial Services Authority and a registered investment adviser (“IAML”), each a “party”, collectively “parties”.

Whereas, IA Inc. and IAML entered into an Amended and Restated Investment Sub-Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended May 30, 2013 (“Agreement”), whereby IA Inc. appointed IAML to provide certain sub-investment advisory services to certain investment portfolios (“Funds”) of JNL Series Trust (“Trust”).

Whereas, the parties have agreed to amend the Agreement to update Invesco Asset Management Ltd. to Invesco Asset Management Limited, in all instances, in order to represent the company name as it is registered, in lieu of using an abbreviated form of “Limited”.

Whereas, the parties have also agreed to amend the Agreement to remove the “Financial Services Authority” and replace it with the new regulatory body “Financial Conduct Authority”.

Whereas, the parties have also agreed to amend the following section of the Agreement:

Section 7. “Term and Approval”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Invesco Asset Management Ltd. shall be updated to Invesco Asset Management Limited, in all instances, going forward.

“Financial Services Authority” shall be replaced with the new regulatory body “Financial Conduct Authority,” in the first paragraph, going forward.

Delete Section 7. “Term and Approval” in its entirety, and replace it with the following:

7.           Term and Approval.  This Agreement shall become effective upon approval by Board of Trustees of the Trust, including a majority of the disinterested Trustees, and shall thereafter continue in force and effect for two (2) years from the effective date of the initial Investment Sub-Sub-Advisory Agreement with regard to all Fund(s) covered by this Agreement. Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through September 30th of each successive year following the initial two year period, for each Fund covered by this Agreement, provided that such continuation is specifically approved at least annually by the Trust’s Board of Trustees of the Trust, including a majority of the disinterested Trustees.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, each party has caused this Amendment to be executed as of the respective dates set forth below, effective June 4, 2014.

Invesco Advisers, Inc.

By:	/s/ Brian Thorp
Name:	Brian Thorp
Title:	Vice President
Date:	7/22/14

Invesco Asset Management Limited

By:	/s/ AJ PROUDFOOT
Name:	AJ PROUDFOOT
Title:	DIRECTOR
Date:	14 July 2014

Accepted and Agreed: JNL Series Trust

By:	/s/ Mark D. Nerud
Name:	Mark D. Nerud
Title:	President, and Chief Executive Officer
Date:	June 5, 2014